[CHAPMAN AND CUTLER LLP LETTERHEAD]

July 19, 2024

VIA EDGAR CORRESPONDENCE

Megan F. Miller

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  SOX Review for Nuveen Fund Advisors, LLC

(File numbers listed in Exhibit A)

Dear Ms. Miller:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “SEC Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding the funds advised by Nuveen Fund Advisors, LLC (the “Adviser”) listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Reports for their respective fiscal years (each, an “Annual Report” and collectively, the “Annual Reports”) as filed on Form N-CSR with the Staff.

COMMENT 1

Please explain why the “Schedule of Investments” was not categorized by type of investment and related industry, country or geographic location (see Reg S-X.12-12, footnote 2).

Specifically, please explain how Nuveen Strategic Income Fund, which has approximately 49% of its net assets in asset-backed securities (“ABS”) and mortgage-backed securities (“MBS”), meets the requirements in Reg S-X.12-12, footnote 2.

RESPONSE TO COMMENT 1

[Reg S-X.12-12 footnote 2 states that investments in securities of unaffiliated issuers should “categorize the schedule by (i) the type of investment (such as common stocks, preferred stocks, convertible securities, fixed income securities, government securities, options purchased, warrants, loan participations and assignments, commercial paper, bankers’ acceptances, certificates of deposit, short-term securities, repurchase agreements, other investment companies, and so forth); and (ii) the related industry, country, or geographic region of the investment.”]

The Adviser believes that the Funds’ Portfolios of Investments are currently in compliance with Reg S-X.12-12. Historically, the Adviser had determined ABS and MBS to be a singular investment type as ABS and MBS are not specifically listed as types of investments that are required to be categorized by Reg S-X.12-12. Considering additional feedback provided by the SEC Staff, the Adviser has determined that on a prospective basis the Funds’ Portfolios of Investments will disaggregate and present each ABS and MBS as individual types of investments. As the ABS and MBS held by the Nuveen Strategic Income Fund are U.S. securities, there is no further country or geographic location disclosure required. However, the Adviser is currently evaluating ways to enhance the related industry disclosure.

COMMENT 2

With regard to the Equity/Long Short Fund, please provide supplemental details about the nature of payments by affiliates disclosed in the “Statement of Changes in Net Assets” and the “Notes to the Financial Statements” and describe any associated internal control implications and mitigating actions.

RESPONSE TO COMMENT 2

The Adviser made a one-time payment on June 29, 2023 to the Nuveen Equity Long/Short Fund (the “Fund”) to offset excess interest charges the Fund paid to its prime broker in connection with the Fund’s short selling activities for the period from February 27, 2020 to June 28, 2023. As standard practice, short sale proceeds generated through the Fund’s prime brokerage account can be held at the prime broker and netted against its short-market value to which daily interest charges (or earnings) would be assessed by the prime broker. Over time, excess cash balances increased at the Fund’s custodian as opposed to being held at the prime broker to offset interest liabilities. The cash balances at the custodian were invested in short-term instruments, but the proceeds from those investments did not offset the interest charges paid to the prime broker, resulting in excess net interest charges to the Fund. In addition to the one-time payment to the Fund by the Adviser, Fund shareholders who redeemed shares during the period will receive direct payments with interest to offset the excess prime brokerage interest charges assessed for the period during which they held Fund shares. In addition to these reimbursements, the Adviser enhanced its cash management procedures and internal controls to include additional management oversight and monitoring of excess cash balances above defined thresholds; and personnel responsible for cash management activities received supplemental training.

COMMENT 3

Please add a footnote to the “Financial Highlights” stating that sales loads are not reflected in total return (see Form N-1A, Item 13, Instruction 3(b)).

RESPONSE TO COMMENT 3

On a prospective basis, the Funds will modify their total return footnote included in the Financial Highlights to read as follows:

Total returns are at NAV and do not include any sales charge. Total returns are not annualized.

COMMENT 4

The “Notes to Financial Statements” state that, “fee income and amendment fees, if any, are recognized as ‘Fees’ on the Statement of Operations.” Please explain what “Other income” represents on the “Statement of Operations.”

Additionally, please explain in correspondence if this income should be denoted as affiliated income on the Statement of Operations since it is included in the affiliates section to the Financial Statements.

RESPONSE TO COMMENT 4

The Funds recognize “Other income” when they receive voluntary compensation from the Adviser, which historically has been immaterial to the Funds. The Adviser respectfully requests that the SEC Staff direct their attention to the following underlined sentences of the “Other Transactions with Affiliates” disclosure in “8. Management Fees and Other Transactions with Affiliates” within the Notes to Financial Statements of Nuveen Dividend Value Fund’s October 31, 2023 Annual Report:

The Funds receive voluntary compensation from the Adviser in amounts that approximate the cost of research services obtained from broker-dealers and research providers if the Adviser had purchased the research services directly. This income received by the Funds is recognized in “Other income” on the Statement of Operations and any amounts due to the Funds at the end of the reporting period is recognized in “Reimbursement from Adviser” on the Statement of Assets and Liabilities. During the current fiscal period, the values of voluntary compensation were as follows: [Disclosure followed by tabular quantitative information].

On a prospective basis, the Adviser is changing the reference to “Other income” on the Statement of Operations and in the disclosure noted above to “Affiliated income.”

COMMENT 5

Please include in the “Notes to Financial Statements” the accounting treatment for premiums paid or received in connection with swap contracts.

Additionally, please consider including in the “Notes to Financial Statements” if the premiums are amortized over the term of the contract or if they are realized at termination of the contract.

RESPONSE TO COMMENT 5

The Adviser respectfully requests that the SEC Staff direct their attention to the following paragraph of the “Credit Default Swaps Contracts” disclosure in “5. Derivative Instruments” within the Notes to Financial Statements of Nuveen Credit Income Fund’s August 31, 2023 Annual Report:

When a Fund has bought (sold) protection in a credit default swap upon occurrence of a specific credit event with respect to the underlying referenced entity, the Fund will either (i) receive (deliver) that security, or an equivalent amount of cash, from the counterparty in exchange for receipt (payment) of the notional amount to the counterparty, or (ii) receive (pay) a net settlement amount of the credit default swap contract less the recovery value of the referenced obligation or underlying securities comprising the referenced index. Payments paid (received) at the beginning of the measurement period are reflected as swap premiums paid (received) on the Statement of Assets and Liabilities, when applicable. Credit default swaps are “marked-to-market” on a daily basis to reflect the value of the swap agreement at the end of each trading day and are recognized as unrealized appreciation (depreciation) on the Statement of Operations.

On a prospective basis, the Adviser has added the underline sentence to above disclosure:

Payments paid (received) at the beginning of the measurement period are reflected as swap premiums paid (received) on the Statement of Assets and Liabilities, when applicable. These upfront premiums are amortized over the life of the credit default swap contract and reflected as realized gain (loss) on the Statement of Operations upon termination.

COMMENT 6

The Staff noted that the Funds have denoted when issued/delayed draw as underlying bonds associated with the Recourse Trust. Please explain if there is additional risk with using bonds that have not settled as of the balance sheet date to establish the TOB Trust. Please confirm that these risks, if any, are appropriately disclosed in the prospectus and financial statements.

RESPONSE TO COMMENT 6

There is no risk additional risk using bonds that have not settled as of the balance sheet date to establish a TOB trust. If the sale of the unsettled bond does not come to market, the establishment of the TOB Trust will immediately be canceled.

COMMENT 7

The Staff noted that there is unrealized depreciation on the Recourse Trust. Please explain if the recourse arrangement is accounted for as a derivative under U.S. GAAP and explain the accounting policy for the disclosure of such arrangement. Going forward please separately denote the underlying bonds associated with Recourse Trust and non-Recourse Trust on the schedule of investments, if applicable.

RESPONSE TO COMMENT 7

All inverse floating rate securities, including those with recourse arrangements, are considered portfolio securities for financial reporting purposes and reflected at fair value in the Funds’ financial statements. As such, the accounting treatment for Recourse Trusts are as described in “Inverse Floating Rate Securities” disclosure within “4. Portfolio Securities and Investments in Derivatives” of the Notes to Financial Statements of Nuveen High Yield Municipal Bond Fund’s March 31, 2023 Annual Report.

On a prospective basis, the Funds will distinguish underlying bonds with Recourse Trust from non-Recourse Trust within their Portfolios of Investments.

COMMENT 8

The Staff noted that the Fund recorded unrealized gain (loss) and realized gain (loss) for shortfall amounts on certain Recourse Trust per review of the “Statement of Operations.” Please explain if there was interest associated with those shortfall payments to the liquidity provider and where they are reflected on the “Statement of Operations.” With regard to the Recourse Trust, there is disclosure of maximum exposure to the Recourse Trust. Please explain if this amount includes interest.

RESPONSE TO COMMENT 8

To date, the Funds have not had any interest associated with shortfall amounts on Recourse Trusts. Should the Funds incur such interest, the “Inverse Floating Rate Securities” disclosure within “4. Portfolio Securities and Investments in Derivatives” of the Notes to Financial Statements will be updated accordingly.

For the tabular disclosures describing the maximum exposure to recourse trusts, the amount disclosed is the par value of the inverse floaters and does not include interest.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:   E. Scott Wickerham, Vice President and Funds’ Controller (Principal Financial Officer)

John McCann, Vice President and Assistant Secretary of the Funds; Managing Director and Associate General Counsel

Brett E. Black, Chief Compliance Officer and Managing Director of the Funds

Eric Fess, Chapman & Cutler, LLP, Counsel to the Independent members of the Board of Directors/Trustees of the Funds

Robert Zutz, K&L Gates LLP, Counsel to the Independent members of the Board of Directors/Trustees of the Funds

EXHIBIT A

	CIK	File#	Fund Name	Registrant Name	FYE Reviewed

1	0001020660	811-07873	Nuveen All-American Municipal Bond Fund	Nuveen Municipal Trust	3/31/2023

2	0001020660	811-07873	Nuveen High Yield Municipal Bond Fund	Nuveen Municipal Trust	3/31/2023

3	0001020660	811-07873	Nuveen Intermediate Duration Municipal Bond Fund	Nuveen Municipal Trust	3/31/2023

4	0001020660	811-07873	Nuveen Limited Term Municipal Bond Fund	Nuveen Municipal Trust	3/31/2023

5	0001020660	811-07873	Nuveen Short Duration High Yield Municipal Bond Fund	Nuveen Municipal Trust	3/31/2023

6	0001020660	811-07873	Nuveen Strategic Municipal Opportunities Fund	Nuveen Municipal Trust	3/31/2023

7	0000820892	811-05309	Nuveen Short Term Municipal Bond Fund	Nuveen Investment Funds, Inc.	3/31/2023

8	0001013881	811-07619	Nuveen Global Equity Income Fund	Nuveen Investment Trust	6/30/2023

9	0001013881	811-07619	Nuveen Multi Cap Value Fund	Nuveen Investment Trust	6/30/2023

10	0001013881	811-07619	Nuveen Large Cap Value Opportunities Fund	Nuveen Investment Trust	6/30/2023

11	0001013881	811-07619	Nuveen Small/Mid Cap Value Fund	Nuveen Investment Trust	6/30/2023

12	0001013881	811-07619	Nuveen Small Cap Value Opportunities Fund	Nuveen Investment Trust	6/30/2023

13	0001041673	811-08333	Nuveen International Value Fund	Nuveen Investment Trust II	6/30/2023

14	0001041673	811-08333	Nuveen Dividend Growth Fund	Nuveen Investment Trust II	7/31/2023

15	0001041673	811-08333	Nuveen Global Dividend Growth Fund	Nuveen Investment Trust II	7/31/2023

16	0001041673	811-08333	Nuveen International Dividend Growth Fund	Nuveen Investment Trust II	7/31/2023

17	0001041673	811-08333	Nuveen International Small Cap Fund	Nuveen Investment Trust II	7/31/2023

18	0001041673	811-08333	Nuveen Winslow Large-Cap Growth ESG Fund	Nuveen Investment Trust II	7/31/2023

19	0000820892	811-05309	Nuveen Credit Income Fund	Nuveen Investment Funds, Inc.	8/31/2023

20	0000820892	811-05309	Nuveen Strategic Income Fund	Nuveen Investment Funds, Inc.	8/31/2023

21	0001041673	811-08333	Nuveen Equity Long/Short Fund	Nuveen Investment Trust II	8/31/2023

22	0001071336	811-09037	Nuveen High Yield Income Fund	Nuveen Investment Trust III	8/31/2023

23	0001071336	811-09037	Nuveen Floating Rate Income Fund	Nuveen Investment Trust III	8/31/2023

24	0001380786	811-21979	Nuveen Flexible Income Fund	Nuveen Investment Trust V	8/31/2023

25	0001380786	811-21979	Nuveen Preferred Securities and Income Fund	Nuveen Investment Trust V	8/31/2023

26	0000820892	811-05309	Nuveen Dividend Value Fund	Nuveen Investment Funds, Inc.	10/31/2023

27	0000820892	811-05309	Nuveen Large Cap Select Fund	Nuveen Investment Funds, Inc.	10/31/2023

28	0000820892	811-05309	Nuveen Mid Cap Growth Opportunities Fund	Nuveen Investment Funds, Inc.	10/31/2023

29	0000820892	811-05309	Nuveen Mid Cap Value 1 Fund	Nuveen Investment Funds, Inc.	10/31/2023

30	0000820892	811-05309	Nuveen Small Cap Growth Opportunities Fund	Nuveen Investment Funds, Inc.	10/31/2023

31	0000820892	811-05309	Nuveen Small Cap Select Fund	Nuveen Investment Funds, Inc.	10/31/2023

32	0000820892	811-05309	Nuveen Small Cap Value Fund	Nuveen Investment Funds, Inc.	10/31/2023